UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 2)
Under the Securities Exchange Act of 1934
Inspired Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45782N108

(CUSIP Number)

Mark Harford
Vitruvian Partners LLP
105 Wigmore Street
London W1U 1QY
+44 (0) 20 7518 2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

December 29, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON LANDGAME S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.09% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
This number does not take into account shares of common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc. (the “Company”) held by other stockholders party to the Stockholders Agreement (defined below), pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on 21,338,825 outstanding shares of Common Stock on December 22, 2017, as disclosed in the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN I LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.09% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on 21,338,825 outstanding shares of Common Stock on December 22, 2017, as disclosed in the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,918,475 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,918,475 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,918,475 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.74% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on 21,338,825 outstanding shares of Common Stock on December 22, 2017, as disclosed in the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 2,130,249 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,130,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,249 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on 21,338,825 outstanding shares of Common Stock on December 22, 2017, as disclosed in the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I NOMINEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.09% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on 21,338,825 outstanding shares of Common Stock on December 22, 2017, as disclosed in the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN PARTNERS LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 10,048,344 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 10,048,344 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,048,344 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.09% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on 21,338,825 outstanding shares of Common Stock on December 22, 2017, as disclosed in the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on January 3, 2017, as amended by Amendment No. 1 to the Original Schedule 13D filed June 30, 2017 (together the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”.  This Amendment No. 2 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc., a Delaware corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by this Amendment No. 2.  This Amendment No. 2 is being filed to report the change in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons solely as a result of the change in the number of outstanding shares of Common Stock, reported by the Company in its Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

Item 5. Interest in Securities of the Issuer.
(a) As of the date of this Amendment No. 2 to Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The number of shares each of the Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement, pursuant to which the stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company as described in Item 6.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 21,338,825 outstanding shares of Common Stock on December 22, 2017, as disclosed in the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement  and filed with the Securities and Exchange Commission on December 29, 2017.
(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein.
(c) There have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: January 5, 2018	Landgame S.à r.l.
By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: Authorized Signatory
Vitruvian I Luxembourg S.à r.l.
By: /s/ Gaël Sausy
Name: Gaël Sausy
Title: Authorized Signatory
VIP I Nominees Limited
By: Vitruvian Partners LLP, its director
By: /s/ Philip Russmeyer
Name: Philip Russmeyer
Title: Partner
VIP I A L.P.
By: Vitruvian Partners LLP, its general partner
By: /s/ Philip Russmeyer
Name: Philip Russmeyer
Title: Partner
VIP I B L.P.
By: Vitruvian Partners LLP, its general partner
By: /s/ Philip Russmeyer
Name: Philip Russmeyer
Title: Partner
Vitruvian Partners LLP
By: /s/ Philip Russmeyer
Name: Philip Russmeyer
Title: Partner